Exhibit 10.3

EMPLOYEE MATTERS AGREEMENT

Between

TRW INC.

And

TRW AUTOMOTIVE INC.

Dated as of _____, 2002

TABLE OF CONTENTS

2

ARTICLE VII NON-U.S. PLANS

ARTICLE VIII OTHER BENEFITS

ARTICLE IX MISCELLANEOUS

List of Schedules

Schedule 2.3(a)	TRW Collective Bargaining Agreements
Schedule 2.3(b)	TRW Automotive Collective Bargaining Agreements
Schedule 3.2(a)(i)	TRW Automotive Hourly Pension Plans
Schedule 3.2(b)(i)	TRW Hourly Pension Plans
Schedule 7.1	TRW Automotive Non-U.S. Plans

EMPLOYEE MATTERS AGREEMENT

Employee Matters Agreement (this "Agreement") dated as of   , 2002, by and between TRW INC., an Ohio corporation ("TRW") and TRW AUTOMOTIVE INC., a Delaware corporation and, as of the date hereof, a wholly-owned subsidiary of TRW ("TRW Automotive").

WHEREAS, the TRW Board has determined that it is appropriate and desirable to distribute to the holders of common stock of TRW, all outstanding shares of TRW Automotive common stock held by TRW (the "Distribution");

WHEREAS, TRW and TRW Automotive are entering into a Master Distribution Agreement dated as of the date hereof (the "Distribution Agreement") which, among other things, sets forth the principal corporate transactions required to effect the Distribution and certain other agreements that shall govern certain matters relating to the Distribution; and

WHEREAS, in connection with the Distribution, TRW and TRW Automotive have determined that it is appropriate and desirable to provide for the allocation of certain assets and liabilities and certain other matters relating to employees, employee benefit plans and compensation agreements;

NOW, THEREFORE, in consideration of the premises and of the respective agreements and covenants contained in this Agreement, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1   General. Capitalized terms used in this Agreement but not defined herein (other than the names of employee benefit plans) shall have the meanings ascribed to such terms in the Distribution Agreement. As used in this Agreement (or in any Schedule to this Agreement), the terms defined in any Section of or Schedule to this Agreement shall have the meanings set forth in such Section or Schedule and the terms set forth in this Section 1.1 shall have the following meanings:

"Active TRW Automotive Employee" means any individual who, immediately after the Distribution Date, will be employed by a member of the TRW Automotive Group pursuant to Section 2.1(b). For purposes of Section 4.1(d), in the event the Distribution Date is later than the Benefit Transition Date, Active TRW Automotive Employee means any individual who, immediately prior to the Benefit Transition Date, is employed with the TRW Automotive Business.

"Active TRW Employee" means any individual who, immediately after the Distribution Date, will be employed by a member of the TRW Group pursuant to Section 2.1(a).

"Affiliate" shall have the meaning ascribed thereto in the Distribution Agreement.

"Agreement" shall have the meaning ascribed thereto in the preamble to the recitals.

"Benefit Transition Date" means January 1, 2003.

"Benefit Transition Period" means, in the event the Distribution Date occurs before the Benefit Transition Date, the period that begins on the Distribution Date and ends on the Benefit Transition Date.

"Company Staff Employee" means any individual who, as of the Distribution Date, was employed by TRW or any of its Subsidiaries as a member of the Company Staff function, as designated by TRW.

"Dispute" shall have the meaning ascribed thereto in Section 9.11.

"Distribution Agreement" shall have the meaning ascribed thereto in the recitals.

"Distribution Date" shall have the meaning ascribed thereto in the Distribution Agreement.

"Divested Business" means any corporation, partnership, entity, division, business unit, business, assets, plants, product line, operations or contract (including any assets and liabilities comprising the same) that has been sold, conveyed, assigned, transferred or otherwise disposed of or divested (in whole or in part) by any member of the Pre-Distribution Group or the operations, activities or production of which has been discontinued, abandoned, completed or otherwise terminated (in whole or in part) by any member of the Pre-Distribution Group.

"Divested Business Employee" means any Pre-Distribution Group Employee whose most recent active employment with any member of the Pre-Distribution Group was with a Divested Business.

"Divested TRW Automotive Business Employee" means any Divested Business Employee who is categorized for purposes of TRW's 2001 FAS 106 valuation as a member of one of the following Operating Unit Codes: 116 (Massey Ferguson); 262 (Dayton Walther); 263 (Fruehauf Trailer); or 143 (Lucas Closed Operations).

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Former Corporate Employee" means any Company Staff Employee or Shared Services Employee who is not, immediately after the Distribution Date, an Active TRW Employee, Former TRW Employee, Active TRW Automotive Employee, Former TRW Automotive Employee or Divested Business Employee. Notwithstanding the above, any such individual employed by a member of the TRW Group or TRW Automotive Group as of or immediately after the Distribution Date shall be considered a Former Corporate Employee if such individual has not accepted permanent employment with a member of the TRW Group or TRW Automotive Group as of the Distribution Date.

"Former TRW Automotive Employee" means any Pre-Distribution Group Employee who is not, immediately after the Distribution Date, an Active TRW Automotive Employee, an Active TRW Employee or a Divested Business Employee, and whose most recent active employment with any member of the Pre-Distribution Group was with the TRW Automotive Business.

"Former TRW Employee" means any Pre-Distribution Group Employee who is not, immediately after the Distribution Date, an Active TRW Employee, an Active TRW Automotive Employee or a Divested Business Employee, and whose most recent active employment with any member of the Pre-Distribution Group was with the TRW Business.

"Global Retirement Plan" means the TRW Global Retirement Plan, including all amendments thereto through the Distribution Date.

"Liabilities" shall have the meaning ascribed thereto in the Distribution Agreement.

"Operating Unit Codes" shall have the meaning ascribed thereto in the Distribution Agreement.

"PBGC" means the Pension Benefit Guaranty Corporation.

"Pre-Distribution Group" means: (i) each of TRW, the Subsidiaries of TRW existing immediately prior to the Distribution Date and the former Subsidiaries of TRW; (ii) each of the predecessors of the foregoing; and (iii) each of the present and former Subsidiaries and other Affiliates of each of the foregoing, and their predecessors.

"Pre-Distribution Group Employee" means any individual who was, at any time prior to the Distribution Date, employed by TRW or any other member of the Pre-Distribution Group.

"Shared Services Employee" means any individual who, as of the Distribution Date or Benefit Transition Date, as applicable, was employed by TRW as a member of the Shared Services function, as designated by TRW.

7

"Subsidiary" shall have the meaning ascribed thereto in the Distribution Agreement.

"Terminated Stock Participant" means a TRW Automotive Participant or a TRW Participant who is not an Active TRW Employee or an Active TRW Automotive Employee and who, immediately before the Distribution Date, held one or more TRW Options, TRW Stock Appreciation Rights, TRW Long-Term Restricted Stock or TRW Restricted Stock Units.

"TRW" shall have the meaning ascribed thereto in the preamble to the recitals.

"TRW Actuary" means Towers Perrin.

"TRW Automotive" shall have the meaning ascribed thereto in the preamble to the recitals.

"TRW Automotive Actuary" means an independent actuary selected by TRW Automotive.

"TRW Automotive Business" shall have the meaning ascribed thereto in the Distribution Agreement.

"TRW Automotive Common Stock" shall have the meaning ascribed thereto in the Distribution Agreement.

"TRW Automotive Exchange Ratio" shall mean the quotient (rounded to the third decimal place) determined by dividing (i) the closing price per share of TRW Common Stock on the New York Stock Exchange ("NYSE") Composite Transactions Reporting System, for the Distribution Date (disregarding the Distribution) by (ii) the fair market value per share of TRW Automotive Common Stock immediately after the Distribution (as determined by the NYSE, taking into consideration the Distribution and other factors).

"TRW Automotive Group" shall have the meaning ascribed thereto in the Distribution Agreement.

"TRW Automotive Hourly Pension Plans" shall have the meaning ascribed thereto in Section 3.2(a).

"TRW Automotive Master Trust" shall have the meaning ascribed thereto in Section 3.1(a).

"TRW Automotive Mirror Welfare Plans" shall have the meaning ascribed thereto in Section 5.3(a).

8

"TRW Automotive Option" means an option to purchase from TRW Automotive shares of TRW Automotive Common Stock.

"TRW Automotive Participant" means any individual who, immediately after the Distribution Date, is: (i) an Active TRW Automotive Employee; (ii) a Former TRW Automotive Employee; or (iii) a beneficiary of any of the foregoing. With respect to provisions herein that are first operative as of the Benefit Transition Date, in the event the Distribution Date is later than the Benefit Transition Date, TRW Automotive Participant means any individual who, immediately preceding the Benefit Transition Date: (i) is employed with the TRW Automotive Business; (ii) is not then employed with the TRW Automotive Business or the TRW Business, but whose most recent active employment was with the TRW Automotive Business; (iii) is a Shared Services Employee or (iv) is a beneficiary of any of the foregoing.

"TRW Automotive SPP" shall have the meaning ascribed thereto in Section 3.1(a).

"TRW Automotive SPP Transfer Amount" shall mean the amount determined pursuant to Section 3.1(e).

"TRW Automotive Subsidiary" shall have the meaning ascribed thereto in the Distribution Agreement.

"TRW BEP" means the TRW Benefits Equalization Plan, including all amendments thereto through the Benefit Transition Date.

"TRW Business" shall have the meaning ascribed thereto in the Distribution Agreement.

"TRW Common Stock" shall have the meaning ascribed thereto in the Distribution Agreement.

"TRW DCP" means the TRW Inc. Deferred Compensation Plan, including all amendments thereto through the Benefit Transition Date.

"TRW Exchange Ratio" shall mean the quotient (rounded to the third decimal place) determined by dividing (i) the closing price per share of TRW Common Stock on the New York Stock Exchange ("NYSE") Composite Transactions Reporting System, for the Distribution Date (disregarding the Distribution) by (ii) the fair market value per share of TRW Common stock immediately after the Distribution (as determined by the NYSE, taking into consideration the Distribution and other factors).

"TRW Group" shall have the meaning ascribed thereto in the Distribution Agreement.

9

"TRW Hourly Pension Plans" shall have the meaning ascribed thereto in Section 3.2(b).

"TRW Incentive Compensation Plans" shall have the meaning ascribed thereto in Section 8.1(a).

"TRW Long-Term Restricted Stock" means shares of TRW Common Stock issued pursuant to the 2000 TRW Long-Term Incentive Plan.

"TRW Master Trust" means the master trust related to the TRW SPP, TRW Hourly Pension Plans and TRW Automotive Hourly Pension Plans.

"TRW Non-Qualified Plans" means, collectively, the TRW BEP, the TRW DCP and the TRW SRIP.

"TRW Option" means an option to purchase from TRW shares of TRW Common Stock.

"TRW Participant" means any individual who, immediately after the Distribution Date, is: (i) an Active TRW Employee; (ii) a Former TRW Employee; (iii) a Former Corporate Employee; (iv) a Divested Business Employee; or (v) a beneficiary of any of the foregoing. With respect to provisions herein that are first operative as of the Benefit Transition Date, in the event the Distribution Date is later than the Benefit Transition Date, TRW Participant means any individual who, immediately preceding the Benefit Transition Date: (i) is employed with the TRW Business; (ii) is not then employed with the TRW Business or the TRW Automotive Business, but whose most recent active employment was with the TRW Business; (iii) is a Company Staff Employee; or (iv) is a beneficiary of any of the foregoing.

"TRW Restricted Stock Unit" means a restricted stock unit related to TRW Common Stock, issued pursuant to the 2000 TRW Long-Term Incentive Plan.

"TRW SPP" means the TRW Salaried Pension Plan, including all amendments thereto through the Benefit Transition Date.

"TRW SRIP" means the TRW Supplementary Retirement Income Plan, including all amendments thereto through the Benefit Transition Date.

"TRW SSP" means the TRW Employee Stock Ownership and Savings Plan, including all amendments thereto through the Benefit Transition Date.

"TRW Stock Appreciation Right" means a stock appreciation right related to TRW Common Stock.

"TRW Stock Fund" shall have the meaning ascribed thereto in Section 4.1(a).

"TRW Subsidiary" shall have the meaning ascribed thereto in the Distribution Agreement.

"Welfare Plan" means any employee welfare benefit plan as defined in Section 3(1) of ERISA and any specified fringe benefit plan as defined in Section 6039D of the Code, including medical, dental, vision, prescription drug and other health plans for active and retired employees, life insurance plans for active and retired employees, accidental death and dismemberment plans, long term disability plans, flexible benefit plans, dependent care assistance programs and severance pay plans.

ARTICLE II

EMPLOYMENT

Section 2.1   Post-Distribution Date Employees

(a) Each individual employed by TRW or any of its Subsidiaries immediately prior to the Distribution Date and who is engaged primarily in the TRW Business (as reasonably determined by TRW) or is a Company Staff Employee shall be employed by a member of the TRW Group immediately after the Distribution Date and shall be an Active TRW Employee. This includes individuals who are actively employed or on lay-off, leave, short-term or long-term disability or other permitted absence from employment.

(b) Each individual employed by TRW or any of its Subsidiaries immediately prior to the Distribution Date and who is engaged primarily in the TRW Automotive Business (as reasonably determined by TRW) or is a Shared Services Employee shall be employed by a member of the TRW Automotive Group immediately after the Distribution Date and shall be an Active TRW Automotive Employee. This includes individuals who are actively employed or on lay-off, leave, short-term or long-term disability or other permitted absence from employment.

(c) Any individual employed by TRW or any of its Subsidiaries immediately prior to the Distribution Date and who is not considered an Active TRW Employee under Section 2.1(a) above or an Active TRW Automotive Employee under Section 2.1(b) above shall be employed by a member of the TRW Group immediately after the Distribution Date, unless otherwise reasonably determined by TRW. This includes individuals who are actively employed or on lay-off, leave, short-term or long-term disability or other permitted absence from employment.

Section 2.2   Compensation and Benefits Generally.

(a) Until at least January 1, 2004, the TRW Automotive Group shall pay each Active TRW Automotive Employee (to the extent the Active TRW Automotive Employee remains employed with the TRW Automotive Group) at a rate not less than the base salary rate or hourly rate that was applicable to them immediately prior to the

11

Distribution Date and shall implement any merit, promotional or other increases that, as of the Distribution Date, were scheduled to go into effect.

(b) Except as otherwise provided in this Agreement or agreed to by TRW, from the Distribution Date until at least January 1, 2004, the TRW Automotive Group shall provide to TRW Automotive Participants, to the extent they remain eligible for such benefits, employee benefits that are substantially similar in all material respects to the employee benefits provided to TRW Automotive Participants by TRW and its Subsidiaries immediately prior to the Distribution Date.

(c) As of the Distribution Date, TRW Automotive and the TRW Automotive Subsidiaries shall credit each Active TRW Automotive Employee with the unused vacation days and personal and sickness days accrued immediately prior to the Distribution Date in accordance with the vacation and personnel policies and collective bargaining agreements of TRW and its Subsidiaries applicable to such employee immediately prior to the Distribution Date.

Section 2.3   Collective Bargaining Agreements.

(a) Effective as of the Distribution Date, TRW shall, or shall cause one or more TRW Subsidiaries to, unconditionally assume or retain (as applicable) all Liabilities of TRW or any of its Subsidiaries (including Liabilities relating to wages, hours or other terms and conditions of employment) relating to the TRW Participants under each of the collective bargaining agreements of the Pre-Distribution Group relating to the TRW Business and collateral agreements related thereto, including those listed on Schedule 2.3(a) through the expiration or other termination of such agreements. As of the Distribution Date, TRW shall, or shall cause one or more TRW Subsidiaries to, become the successor employer under such collective bargaining agreements and assume all obligations of the employer under such agreements. TRW shall, or shall cause each TRW Subsidiary that becomes the successor employer under a collective bargaining agreement to, recognize years of service of the TRW Participants prior to the Distribution Date for purposes of such collective bargaining agreement.

(b) Effective as of the Distribution Date, TRW Automotive shall, or shall cause one or more TRW Automotive Subsidiaries to, unconditionally assume or retain (as applicable) all Liabilities of TRW or any of its Subsidiaries (including Liabilities relating to wages, hours or other terms and conditions of employment) relating to the TRW Automotive Participants under each of the collective bargaining agreements of the Pre-Distribution Group relating to the TRW Automotive Business and collateral agreements related thereto, including those listed on Schedule 2.3(b) through the expiration or other termination of such agreements. TRW Automotive shall, or shall cause one or more TRW Automotive Subsidiaries to, become the successor employer under such collective bargaining agreements and assume all obligations of the employer under such agreements. TRW Automotive shall, or shall cause each TRW Automotive Subsidiary that becomes the successor employer under a collective bargaining agreement to,

12

recognize years of service of the TRW Automotive Participants prior to the Distribution Date for purposes of such collective bargaining agreement.

Section 2.4   Restriction on Hiring. For a period of two (2) years after the Distribution Date, each of TRW and TRW Automotive agrees that, without the prior written consent of the other, it shall not, and it shall cause the other members of its Group not to, solicit the employment of or employ any Active TRW Automotive Employee or Active TRW Employee, respectively. This shall not, however, prevent or restrict TRW or TRW Automotive or any other members of their Groups from making general solicitations of employment (and hiring upon such general solicitation), including through newspaper or similar advertisements or third party search firms, provided that such solicitations are not specifically directed at Active TRW Employees or Active TRW Automotive Employees.

Section 2.5   No Right to Continued Employment. Nothing in this Agreement is intended to confer upon any employee of the TRW Group or the TRW Automotive Group any right to continued employment after the Distribution Date.

ARTICLE III

QUALIFIED DEFINED BENEFIT PLANS

Section 3.1   Salaried Pension Plan.
<R>

(a) Establishment of TRW Automotive Plan. Effective as of the earlier of the Distribution Date or Benefit Transition Date (the "TRW Automotive SPP Effective Date"), TRW Automotive shall establish a new defined benefit pension plan to provide benefits to eligible TRW Automotive Participants (the "TRW Automotive SPP") and a master trust related thereto (the "TRW Automotive Master Trust"). The TRW Automotive SPP shall be qualified under Section 401(a) of the Code and shall contain provisions that duplicate the substantive benefit provisions of the TRW SPP as of the TRW Automotive SPP Effective Date except for a Code Section 401(h) account. The TRW Automotive SPP shall credit each participant thereunder for purposes of eligibility to participate, vesting, benefit accruals (but only following the transfer of the TRW Automotive SPP Transfer Amount pursuant to Section 3.1(e)(ii)) and all other plan purposes with all service which had been credited to such participant for such purposes under the TRW SPP immediately prior to the TRW Automotive SPP Effective Date.

(b) Administration of TRW Automotive SPP. In the event the Distribution Date occurs prior to the Benefit Transition Date, TRW and TRW Automotive shall take such action as is necessary to administer the TRW Automotive SPP during the Benefit Transition Period. TRW Automotive shall reimburse TRW for the cost of such administration with respect to TRW Automotive Participants during the Benefit Transition Period, including administrative expenses paid to third parties with respect to the TRW Automotive SPP.
</R>

(c) Retention of TRW Automotive SPP. In the event the Distribution Date occurs after the Benefit Transition Date, TRW Automotive hereby agrees, effective as of the Distribution Date, to retain and fully perform, pay and discharge, and agrees to cause

13

the TRW Automotive SPP and TRW Automotive Master Trust to retain and to fully perform, pay and discharge all accrued benefit and other Liabilities under or relating to the TRW Automotive SPP including all Liabilities of TRW Automotive or any of its Subsidiaries, the TRW Automotive SPP and the TRW Automotive Master Trust under or relating to the TRW Automotive SPP with respect to all individuals who had an accrued benefit or were otherwise covered under the TRW Automotive SPP at any time prior to the Distribution Date.

(d) Assumption of Pension Plan Liabilities.

(i) Effective as of the date of actual transfer of the TRW Automotive SPP Transfer Amount set forth in Section 3.1(e)(ii), TRW Automotive hereby assumes, and agrees to fully perform, pay and discharge, and agrees to cause the TRW Automotive SPP and the TRW Automotive Master Trust to assume, and to fully perform, pay and discharge, all accrued benefit and other Liabilities of TRW or any of its Subsidiaries, the TRW SPP and the TRW Master Trust under or relating to the TRW SPP and the TRW Master Trust with respect to all TRW Automotive Participants. The Liabilities assumed by TRW Automotive, the TRW Automotive SPP and the TRW Automotive Master Trust shall be considered to have been transferred from the TRW SPP and the TRW Master Trust to the TRW Automotive SPP and the TRW Automotive Master Trust on the date the TRW Automotive SPP Transfer Amount is transferred to the TRW Automotive Master Trust pursuant to Section 3.1(e) below.
<R>

(ii) Effective as of the TRW Automotive SPP Effective Date, TRW hereby retains and agrees to fully perform, pay and discharge, and agrees to cause the TRW SPP and the TRW Master Trust to retain, and to fully perform, pay and discharge, all accrued benefit liabilities and other Liabilities of TRW or any of its Subsidiaries, the TRW SPP and the TRW Master Trust under or relating to the TRW SPP and the TRW Master Trust other than any such Liabilities with respect to TRW Automotive Participants.
</R>

(e) Transfer of Pension Plan Assets.
<R>

(i) At least 30 days prior to the TRW Automotive SPP Effective Date, TRW shall file with the IRS notice on IRS Form 5310-A regarding the transfer of assets and liabilities from the TRW SPP and the TRW Master Trust to the TRW Automotive SPP and the TRW Automotive Master Trust.

(ii) The TRW Actuary shall determine the amount of assets to be transferred to the TRW Automotive SPP (the "TRW Automotive SPP Transfer Amount") in accordance with the requirements of Code Section 411(d) and 414(l) and Treasury Regulations issued thereunder and actuarial methods and assumptions established by the PBGC under ERISA Section 4044 and in effect for plans terminating on the TRW Automotive SPP Effective Date and, with respect to any actuarial methods and assumptions not required under ERISA Section 4044, the actuarial assumptions and methods used in the 2002 valuation for the TRW SPP. The determination of the TRW Automotive SPP Transfer Amount shall be made without regard to the assets held in the
</R>

14

<R>

separate Code Section 401(h) account under the TRW SPP, which assets shall remain a separate account under the TRW SPP, and shall be reduced by the amount of any benefit payments made under the TRW SPP with respect to TRW Automotive Participants during the period commencing on the TRW Automotive SPP Effective Date and ending on the date of the actual transfer of TRW Automotive SPP Transfer Amount to the TRW Automotive Master Trust. TRW Automotive may submit the TRW Actuary's determination of the TRW Automotive SPP Transfer Amount to the TRW Automotive Actuary for verification, which shall relate only to the calculation of the TRW Automotive SPP Transfer Amount on the basis of the assumptions and methods set forth above. TRW Automotive shall pay the cost of the TRW Automotive Actuary. The TRW Actuary and the TRW Automotive Actuary shall make a good faith attempt to reconcile any difference in their calculations. If the TRW Automotive Actuary's calculation is within five percent (5%) of the TRW Actuary's calculation, the average of the TRW Actuary's calculation and the TRW Automotive Actuary's calculation shall be used. If the difference cannot be reconciled and exceeds five percent (5%), the TRW Actuary and the TRW Automotive Actuary shall jointly designate a third independent actuary whose verification shall be final and binding. TRW Automotive and TRW shall each pay one-half the costs of such third actuary. The final verification must be completed not later than ninety (90) days after the Benefit Transition Date.

(iii) As soon as practicable after the TRW Automotive SPP Transfer Amount is determined and verified (if TRW Automotive chooses to have the determination verified pursuant to (ii) above), TRW shall cause the trustee of the TRW Master Trust to transfer assets to the TRW Automotive Master Trust in the amount of the TRW Automotive SPP Transfer Amount, together with interest from the TRW Automotive SPP Effective Date to the first day of the month immediately preceding the transfer date, at the TRW Master Trust rate of return during such period, and thereafter until the asset transfer, interest at the rate of return of the short term investment fund under the TRW Master Trust. Assets to be transferred pursuant to this Section 3.1(e) shall consist of a proportionate interest in the real estate investments under the TRW Master Trust, cash or cash equivalents and marketable securities.

</R>

Section 3.2   Hourly Pension Plans.

(a) Hourly Plans Maintained by TRW Automotive Prior to Distribution Date.

(i) Retention of Plans by TRW Automotive. Immediately prior to the Distribution Date, TRW Automotive or one or more TRW Automotive Subsidiaries maintain the hourly pension plans listed on Schedule 3.2(a)(i) (the "TRW Automotive Hourly Pension Plans"). Effective as of the Distribution Date, TRW Automotive hereby retains and agrees to fully perform, pay and discharge, and agrees to cause the TRW Automotive Hourly Pension Plans to retain and the TRW Automotive Master Trust to assume, and to fully perform, pay and discharge all accrued benefit and other Liabilities under or relating to the TRW Automotive Hourly Pension Plans including all Liabilities of TRW Automotive or any of its Subsidiaries, the TRW Automotive Hourly Pension Plans and the TRW Master Trust under or relating to the TRW Automotive Hourly

15

Pension Plans and the TRW Master Trust with respect to all individuals who had an accrued benefit or were otherwise covered under the TRW Automotive Hourly Pension Plans at any time prior to the Distribution Date.

(ii) Transfer of Assets. As soon as practicable after the first valuation date under the TRW Master Trust that occurs after the Distribution Date, TRW shall cause the trustee of the TRW Master Trust to transfer assets to the TRW Automotive Master Trust in an amount equal to the aggregate of the fair market value of the units of each of the TRW Automotive Hourly Pension Plans in the TRW Master Trust as of the valuation date, together with interest from the valuation date to the first day of the month immediately preceding the transfer date, at the TRW Master Trust rate of return during such period, and thereafter until the asset transfer, interest at the rate of return of the short term investment fund under the TRW Master Trust . Assets to be transferred pursuant to this Section 3.2 (a) shall consist of a proportionate interest in the real estate investments under the TRW Master Trust, cash or cash equivalents and marketable securities.

(b) Hourly Plans Maintained by TRW Prior to Distribution Date.

(i) Assumption of Plans by TRW Automotive. Immediately prior to the Distribution Date, TRW or one or more TRW Subsidiaries maintain the hourly pension plans listed on Schedule 3.2(b)(i)(the "TRW Hourly Pension Plans"). Effective as of the Distribution Date, TRW Automotive hereby assumes, or shall cause one or more TRW Automotive Subsidiaries to assume, sponsorship of the TRW Hourly Pension Plans and TRW Automotive hereby agrees to fully perform, pay and discharge, and agrees to cause the TRW Hourly Pension Plans to retain and the TRW Automotive Master Trust to assume, and to fully perform, pay and discharge all accrued benefit and other Liabilities under or relating to the TRW Hourly Pension Plans including all Liabilities of TRW or any of its Subsidiaries, the TRW Hourly Pension Plans and the TRW Master Trust under or relating to the TRW Hourly Pension Plans and the TRW Master Trust with respect to all individuals who had an accrued benefit or were otherwise covered under the TRW Hourly Pension Plans at any time prior to the Distribution Date.

(ii) Transfer of Assets. As soon as practicable after the first valuation date under the TRW Master Trust that occurs after the Distribution Date, TRW shall cause the trustee of the TRW Master Trust to transfer assets to the TRW Automotive Master Trust in an amount equal to the aggregate of the fair market value of the units of each of the TRW Hourly Pension Plans in the TRW Master Trust as of the valuation date, together with interest from the valuation date to the first day of the month immediately preceding the transfer date, at the TRW Master Trust rate of return during such period, and thereafter until the asset transfer, interest at the rate of return of the short term investment fund under the TRW Master Trust. Assets to be transferred pursuant to this Section 3.2 (b) shall consist of a proportionate interest in the real estate investments under the TRW Master Trust, cash or cash equivalents and marketable securities.

ARTICLE IV

QUALIFIED DEFINED CONTRIBUTION PLANS

Section 4.1   Salaried Savings Plan.

(a) Establishment of TRW Automotive Plan. Effective as of the Benefit Transition Date, TRW Automotive shall establish a new defined contribution plan and a trust related thereto to cover TRW Automotive Participants (the "TRW Automotive SSP"). The TRW Automotive SSP shall be qualified under Sections 401(a) and 401(k) of the Code and shall contain provisions that substantially duplicate the benefit provisions of the TRW SSP as of the Benefit Transition Date. The TRW Automotive SSP shall have all of the investment options that are available under the TRW SSP as of the Benefit Transition Date and, effective as of the Benefit Transition Date (or the Distribution Date, if the Distribution Date is after the Benefit Transition Date), a TRW Automotive stock fund. The TRW Automotive SSP shall credit each participant thereunder for purposes of eligibility to participate, vesting and all other plan purposes with all service, which had been credited to such participant for such purposes under the TRW SSP immediately prior to the Benefit Transition Date. The TRW Automotive SSP shall maintain an investment fund for TRW common stock (the "TRW Stock Fund") as a "sell-only" investment fund option and participants with a balance in the TRW Stock Fund shall be required to transfer, in one or more transfers, all of such amount out of the TRW Stock Fund and into another investment fund or funds not later than 12 months after the later of the Benefit Transition Date or Distribution Date.

(b) Participation in TRW SSP. In the event the Distribution Date occurs prior to the Benefit Transition Date, TRW and TRW Automotive shall take such action as is necessary for TRW Automotive to participate in the TRW SSP with respect to TRW Automotive Participants during the Benefit Transition Period; provided that for TRW Automotive Participants, the TRW Stock Fund option shall be a "sell-only" option and shall not be available for any new contributions or transfers from other investment options during the Benefit Transition Period. During the Benefit Transition Period, matching contributions with respect to TRW Automotive Participants shall be made in cash only and TRW Automotive Participants shall not be permitted to purchase interests in the TRW Stock Fund.

(c) Retention of TRW Automotive SSP. In the event the Distribution Date occurs after the Benefit Transition Date, TRW Automotive hereby agrees, effective as of the Distribution Date, to retain and fully perform, pay and discharge all Liabilities under or relating to the TRW Automotive SSP including all Liabilities of TRW Automotive or any of its Subsidiaries under or relating to the TRW Automotive SSP with respect to all individuals who had an accrued benefit or were otherwise covered under the TRW Automotive SSP at any time prior to the Distribution Date.

(d) Vesting and Participation. Effective as of the earlier of the Distribution Date or the Benefit Transition Date, each Active TRW Automotive Employee who

17

participated in the TRW SSP immediately prior to such date shall become fully vested in his or her account balance under the TRW SSP or TRW Automotive SSP, as applicable. Effective as of the Benefit Transition Date, TRW Automotive Participants shall cease to be eligible to contribute to, or receive contributions in respect of, their accounts under the TRW SSP.
<R>

(e) Transfer of Plan Assets. At least 30 days prior to the Benefit Transition Date, TRW shall, if necessary, file with the IRS notice on IRS Form 5310-A regarding the transfer of assets and liabilities from the TRW SSP and related trust to the TRW Automotive SSP and related trust. Effective on the Benefit Transition Date, or such later date determined by TRW, the account balances (including any participant loans) of TRW Automotive Participants shall be transferred in kind to the TRW Automotive SSP and related trust. Effective as of the date of such transfer, TRW Automotive hereby assumes, and agrees to fully perform, pay and discharge, and agrees to cause the TRW Automotive SSP and its related Trust to assume, and to fully perform, pay and discharge, all accrued benefit and other Liabilities of TRW or any of its Subsidiaries, the TRW SSP and its related trust under the TRW SSP and its related trust with respect to all TRW Automotive Participants.
</R>

Section 4.2   Hourly Savings Plan.

Immediately prior to the Distribution Date, TRW Automotive or one or more TRW Automotive Subsidiaries maintain the TRW Inc. Savings Plan for Represented Employees (the "TRW Hourly Savings Plan"). Effective as of the Distribution Date, TRW Automotive hereby retains and agrees to fully perform, pay and discharge all Liabilities under or relating to the TRW Hourly Savings Plan including all Liabilities of TRW Automotive or any of its Subsidiaries under or relating to the TRW Hourly Savings Plan with respect to all individuals who had an accrued benefit or were otherwise covered under the TRW Hourly Savings Plan at any time prior to the Distribution Date.

Section 4.3   Joint Venture Savings Plans.

Immediately prior to the Distribution Date, TRW Automotive or one or more TRW Automotive Subsidiaries maintain the TRW Fuji Valve, Inc. Deferred Compensation Plan and the TRW Koyo Steering Systems Company (TKS) Deferred Compensation Plan (collectively, the "Joint Venture Savings Plans"). Effective as of the Distribution Date, TRW Automotive hereby retains and agrees to fully perform, pay and discharge its responsibilities with respect to the Joint Venture Savings Plans.

ARTICLE V

WELFARE BENEFIT PLANS

Section 5.1   Welfare Plans Maintained by TRW Automotive Prior to Distribution Date.

18

Immediately prior to the Distribution Date, TRW Automotive or one or more TRW Automotive Subsidiaries maintain various Welfare Plans (the "TRW Automotive Retained Welfare Plans"). Effective as of the Distribution Date, TRW Automotive shall, or shall cause one or more TRW Automotive Subsidiaries to, retain all Liabilities of TRW Automotive or any of its Subsidiaries under or with respect to the TRW Automotive Retained Welfare Plans, including all Liabilities with respect to Divested TRW Automotive Business Employees.

Section 5.2   Welfare Plans Maintained by TRW for TRW Automotive Participants Prior to Distribution Date.

Immediately prior to the Distribution Date, TRW or one or more TRW Subsidiaries maintain various Welfare Plans that cover exclusively TRW Automotive Participants (the "TRW Automotive Assumed Welfare Plans"). Effective as of the Distribution Date, TRW Automotive hereby assumes, or shall cause one or more TRW Automotive Subsidiaries to assume, sponsorship of the TRW Automotive Assumed Welfare Plans and TRW Automotive and the TRW Automotive Subsidiaries hereby agree to assume and be solely responsible for and fully perform, pay and discharge, all Liabilities of TRW or any of its Subsidiaries under the TRW Automotive Assumed Welfare Plans, whether incurred, or arising in connection with incidents occurring, before, on, or after the Distribution Date and whether any claim is made with respect thereto before, on, or after the Distribution Date.

Section 5.3   Welfare Plans Maintained by TRW for TRW Participants and TRW Automotive Participants Prior to Benefit Transition Date.
<R>

(a) Establishment of TRW Automotive Mirror Welfare Plans. TRW and one or more TRW subsidiaries maintain various Welfare Plans (the "TRW Welfare Plans") for the benefit of TRW Participants and TRW Automotive Participants. Effective as of the earlier of the Distribution Date or Benefit Transition Date (the "Mirror Plan Effective Date"), TRW Automotive and the TRW Automotive Subsidiaries shall establish, and shall cover all TRW Automotive Participants under, Welfare Plans (collectively, "TRW Automotive Mirror Welfare Plans") that are substantially similar to the TRW Welfare Plans that covered TRW Automotive Participants immediately prior to the Mirror Plan Effective Date.
</R>
<R>

(b) Administration of TRW Automotive Mirror Welfare Plans. In the event the Distribution Date occurs prior to the Benefit Transition Date, TRW and TRW Automotive shall take such action as is necessary for TRW to administer the TRW Automotive Mirror Welfare Plans during the Benefit Transition Period. TRW Automotive shall reimburse TRW for the cost of such administration with respect to TRW Automotive Participants during the Benefit Transition Period, including premiums paid to carriers and administrative expenses paid to third parties with respect to the TRW Automotive Mirror Welfare Plans.
</R>

19

(c) Retention of TRW Automotive Mirror Welfare Plans. In the event the Distribution Date occurs after the Benefit Transition Date, TRW Automotive hereby agrees, effective as of the Distribution Date, to retain all Liabilities of TRW Automotive or any of its Subsidiaries with respect to all participants who were covered under the TRW Automotive Mirror Welfare Plans prior to the Distribution Date.

<R>

(d) Terms of Participation in TRW Automotive Mirror Welfare Plans. The TRW Automotive Mirror Welfare Plans shall provide for the immediate participation of those TRW Automotive Participants who participated in the corresponding TRW Welfare Plans immediately prior to the Mirror Plan Effective Date. Specific benefit elections that were in effect under the TRW Welfare Plans immediately prior to the Mirror Plan Effective Date shall continue in effect under the TRW Automotive Mirror Welfare Plans after the Mirror Plan Effective Date and any advance benefit elections made by TRW Automotive Participants under the TRW Welfare Plans with respect to plan years or benefit periods that begin on or after the Mirror Plan Effective Date shall be given effect under the TRW Automotive Mirror Welfare Plans as if such elections had been made under the TRW Automotive Mirror Welfare Plans. Each of the TRW Automotive Mirror Welfare Plans shall credit each TRW Automotive Participant with all service and any other item which had been credited to or otherwise accumulated for the benefit of such participant under the corresponding TRW Welfare Plan immediately prior to the Mirror Plan Effective Date, to the extent that such service or other item would have been credited or otherwise accumulated under the corresponding TRW Welfare Plan, including service credited toward any waiting periods and amounts credited toward any deductible or co-payment. Without limiting the generality of the foregoing provision, each TRW Automotive Mirror Welfare Plan, to the extent applicable: (A) shall recognize all amounts applied to deductibles, co-payments, out-of-pocket maximums and lifetime maximum benefits under the corresponding TRW Welfare Plan for any plan year that includes the Mirror Plan Effective Date and for prior periods (if applicable); (B) shall recognize all service credited to waiting periods under the corresponding TRW Welfare Plan; (C) shall waive any limitations on coverage of pre-existing conditions to the extent such limitations were waived or satisfied under the corresponding TRW Welfare Plan immediately before the Mirror Plan Effective Date; (D) shall not impose any other conditions upon participation by TRW Automotive Participants who were participating in the corresponding TRW Welfare Plans immediately before the Mirror Plan Effective Date.

</R>

(e) Liabilities.

<R>

(i) From and after the Mirror Plan Effective Date, except as specifically set forth herein, TRW Automotive and the TRW Automotive Subsidiaries shall assume or retain, as applicable, and shall be solely responsible for and shall fully perform, pay and discharge, all Liabilities of TRW or any of its Subsidiaries in respect of TRW Automotive Participants (and claims by or relating to such individuals) with respect to employee welfare and fringe benefits, whether under the TRW Automotive Mirror Welfare Plans or otherwise, that are incurred on or after the Mirror Plan Effective Date.

</R>

<R>

(ii) From and after the Mirror Plan Effective Date, except as specifically set forth herein, TRW and the TRW Subsidiaries shall assume or retain, as applicable, and shall be solely responsible for and shall fully perform, pay and discharge, all Liabilities of TRW or any of its Subsidiaries in respect of TRW Participants (except for Divested TRW Automotive Business Employees), and claims by or relating to such individuals, with respect to employee welfare and fringe benefits, whether under the TRW Welfare Plans or otherwise, whether incurred, or arising in connection with incidents occurring, before, on, or after the Mirror Plan Effective Date and whether any claim is made with respect thereto before, on or after the Mirror Plan Effective Date.

</R>

(iii) On or before January 1, 2003, TRW shall reasonably determine, in accordance with the standard procedure historically used by TRW (the "True-Up Procedure"), a preliminary retrospective cost adjustment with respect to TRW Automotive Participants under the TRW Welfare Plans for the 2001 plan year (the "Preliminary 2001 TRW Automotive True-Up"). On or before January 1, 2004, TRW shall determine, in accordance with the True-Up Procedure, the final retrospective cost adjustment with respect to TRW Automotive Participants under the TRW Welfare Plans for the 2001 plan year (the "Final 2001 TRW Automotive True-Up"). On or before January 1, 2004, TRW shall determine, in accordance with the True-Up Procedure, a preliminary retrospective cost adjustment with respect to TRW Automotive Participants under the TRW Welfare Plans for the 2002 plan year (the "Preliminary 2002 TRW Automotive True-Up"). On or before January 1, 2005, TRW shall determine, in accordance with the True-Up Procedure, the final retrospective cost adjustment with respect to TRW Automotive Participants under the TRW Welfare Plans for the 2002 plan year (the "Final 2002 TRW Automotive True-Up"). Documentation supporting the calculations of each TRW Automotive True-Up shall be provided to TRW Automotive for review. In the case of any positive TRW Automotive True-Up, TRW shall, within 60 days after the TRW Automotive True-Up is determined, pay TRW Automotive the amount of the TRW Automotive True-Up. In the case of any negative TRW Automotive True-Up, TRW Automotive shall, within 60 days after receipt of notice from TRW, pay TRW the amount of the TRW Automotive True-Up. In the event that any TRW Automotive True-Up is payable hereunder prior to the Distribution Date, such TRW Automotive True-Up shall be settled in accordance with True-Up Procedure.

ARTICLE VI

U.S. NON-QUALIFIED RETIREMENT PLANS

Section 6.1   Non-Qualified Plans Maintained by TRW Automotive Prior to Distribution Date. Immediately prior to the Distribution Date, TRW Automotive or one or more TRW Automotive Subsidiaries maintain the Varity Automotive Inc. Supplemental Retirement & Deferred Compensation Plan for Employees and the Varity Automotive Inc. Non-Qualified Deferred Compensation Plan (collectively, the "TRW Automotive Non-Qualified Plans") and rabbi trusts relating thereto (collectively, the "TRW Automotive Rabbi Trusts"). Effective as of the Distribution Date, TRW

21

Automotive hereby retains and agrees to fully perform, pay and discharge and agrees to cause the TRW Automotive Non-Qualified Plans and the TRW Automotive Rabbi Trusts to retain and to fully perform, pay and discharge, all accrued benefit and other Liabilities under or with respect to the TRW Automotive Non-Qualified Plans and the TRW Automotive Rabbi Trusts.

Section 6.2   Non-Qualified Plans Maintained by TRW Prior to Benefit Transition Date.

(a) Establishment of TRW Automotive Mirror Non-Qualified Plans. Immediately prior to the Benefit Transition Date, TRW maintains the TRW Non-Qualified Plans. Effective as of the Benefit Transition Date, TRW Automotive shall establish the following three new non-qualified retirement plans (collectively, the "TRW Automotive Mirror Non-Qualified Plans") for the benefit of eligible TRW Automotive Participants:

(i) A non-qualified savings plan (the "TRW Automotive BEP"), the terms of which shall be substantially similar in all material respects to the TRW BEP. The TRW Automotive BEP shall have all of the investment options that are available under the TRW BEP immediately prior to the Distribution Date and, effective as of the Benefit Transition Date (or the Distribution Date, if the Distribution Date is after the Benefit Transition Date), a TRW Automotive stock fund; provided, however, that the TRW Stock Fund option shall be a "sell-only" option and shall not be available for any new deferrals or transfers from other investment options. The TRW Automotive BEP shall credit each participant thereunder with the benefit accruals that had been credited to such participant under the TRW BEP as of 5:00 P.M. Eastern Time on the day prior to the Benefit Transition Date and such amounts shall be credited to the same investment options and in the same proportions as the participant's accruals were credited under the TRW BEP. Participants in the TRW Automotive BEP who have amounts credited to the TRW Stock Fund investment option shall be required to transfer, in one or more transfers, all such amounts out of the TRW Stock Fund and into another investment fund or funds not later than 12 months after the later of the Benefit Transition Date or the Distribution Date.

(ii) A non-qualified supplemental pension plan (the "TRW Automotive SRIP"), the terms of which shall be substantially similar in all material respects to the TRW SRIP. The TRW Automotive SRIP shall credit each participant thereunder for all plan purposes with all service which had been credited to such participant for such purposes under the TRW SRIP immediately prior to the Benefit Transition Date.

(iii) A non-qualified deferred compensation plan (the "TRW Automotive DCP"), the terms of which shall be substantially similar in all material respects to the TRW DCP. The TRW Automotive DCP shall have all of the investment options that are available under the TRW DCP immediately prior to the Benefit Transition Date and, effective as of the Benefit Transition Date (or the Distribution Date, if the Distribution Date is after the Benefit Transition Date), a TRW Automotive stock fund; provided, however, that the TRW Stock Fund option shall be a "sell-only" option and shall not be

22

available for any new deferrals or transfers from other investment options. The TRW Automotive DCP shall credit each participant thereunder with the benefit accruals that had been credited to such participant under the TRW DCP as of 5:00 P.M. Eastern Time on the day prior to the Benefit Transition Date and such amounts shall be credited to the same investment options and in the same proportions as the participant's accruals were credited under the TRW DCP. The TRW Automotive DCP shall preserve and give effect to the specific terms of the deferral elections made by participants under the TRW DCP, including with respect to deferral elections made under the TRW DCP that are applicable to compensation payable on or after the Benefit Transition Date; provided that with respect compensation payable on or after the Benefit Transition Date, no amount deferred under the TRW Automotive DCP shall be credited to the TRW Stock Fund option. Participants in the TRW Automotive DCP who have amounts credited to the TRW Stock Fund investment option shall be required to transfer, in one or more transfers, all such amounts out of the TRW Stock Fund and into another investment fund or funds not later than 12 months after the later of the Benefit Transition Date or the Distribution Date.

(b) Participation in TRW Non-Qualified Plans. In the event the Distribution Date occurs prior to the Benefit Transition Date, TRW and TRW Automotive shall take such action as is necessary for TRW Automotive to participate in the TRW Non-Qualified Plans with respect to TRW Automotive Participants during the Benefit Transition Period; provided that for TRW Automotive Participants, the TRW Stock Fund option shall be a "sell-only" option and shall not be available for any new deferrals or transfers from other investment funds during the Benefit Transition Period. TRW Automotive shall reimburse TRW for the costs of any benefit payments made under the TRW Non-Qualified Plans with respect to TRW Automotive Participants during the Benefit Transition Period.

(c) Retention of TRW Automotive Mirror Non-Qualified Plans. In the event the Distribution Date occurs after the Benefit Transition Date, TRW Automotive hereby agrees, effective as of the Distribution Date, to retain and fully perform, pay and discharge all accrued benefit and other Liabilities under or relating to the TRW Automotive Mirror Non-Qualified Plans including all Liabilities of TRW Automotive or any of its Subsidiaries under or relating to the TRW Automotive Mirror Non-Qualified Plans with respect to all individuals who had an accrued benefit or were otherwise covered under the TRW Automotive Mirror Non-Qualified Plans at any time prior to the Distribution Date.

(d) Assumption of Non-Qualified Plan Liabilities. Effective as of the Benefit Transition Date, TRW Automotive hereby assumes, and agrees to fully perform, pay and discharge, and agrees to cause each of the TRW Automotive Mirror Non-Qualified Plans to assume, and to fully perform, pay and discharge, all accrued benefit and other Liabilities of TRW or any of its Subsidiaries and the respective TRW Non-Qualified Plans under or relating to the TRW Non-Qualified Plans with respect to all TRW Automotive Participants.

23

(e) Assumption of Global Retirement Plan and Related Liability. Immediately prior to the Distribution Date, TRW or one or more TRW Subsidiaries maintain the Global Retirement Plan. Effective as of the Distribution Date, TRW Automotive hereby assumes sponsorship of the Global Retirement Plan and agrees to fully perform, pay and discharge all accrued benefit and other Liabilities under or relating to the Global Retirement Plan including all Liabilities of TRW or any of its Subsidiaries and the Global Retirement Plan under or relating to the Global Retirement Plan with respect to all individuals who had an accrued benefit or were otherwise covered under the Global Retirement Plan at any time prior to the Distribution Date.

ARTICLE VII

NON-U.S. PLANS

Section 7.1   Retention or Assumption of Plans by TRW Automotive. Immediately prior to the Distribution Date, one or more of TRW and its Subsidiaries (including TRW Automotive and members of the TRW Automotive Group) maintain various benefit plans and arrangements for the benefit of non-U.S. TRW Automotive Participants and Non-U.S. Divested Business Employees (the "TRW Automotive Non-U.S. Plans"). Schedule 7.1 identifies by Operating Unit Code and operating unit name those locations that maintain one or more TRW Automotive Non-U.S. Plans immediately prior to the Distribution Date. Effective as of the Distribution Date, TRW Automotive hereby retains or assumes, as applicable, and agrees to fully perform, pay and discharge, and agrees to cause the TRW Automotive Non-U.S. Plans to retain, and to fully perform, pay and discharge all accrued benefit and other Liabilities under or relating to the TRW Automotive Non-U.S. Plans maintained with respect to the Operating Unit Codes identified on Schedule 7.1, including all Liabilities of TRW Automotive or any of its Subsidiaries with respect to all individuals who had an accrued benefit or were otherwise covered under the TRW Automotive Non-U.S. Plans at any time prior to the Distribution Date.

ARTICLE VIII

OTHER BENEFITS

Section 8.1   Incentive Compensation Plans

(a) Effective as of the Distribution Date, TRW shall assume or retain, as applicable, and shall be solely responsible for and shall fully perform, pay and discharge, all Liabilities (including liability for earned but unpaid incentive payments) of TRW or any of its Subsidiaries for, due to and/or attributable to TRW Participants under the TRW Operational Incentive Plan, the TRW Strategic Incentive Plan and all other long-term, annual and other incentive compensation plans and arrangements of TRW and its Subsidiaries (collectively, the "TRW Incentive Compensation Plans") in effect at or prior to the Distribution Date.

24

(b) Effective as of the Distribution Date, TRW Automotive shall assume or retain, as applicable, and shall be solely responsible for and shall fully perform, pay and discharge, all Liabilities (including liability for earned but unpaid incentive payments) of TRW or any of its Subsidiaries for, due to and/or attributable to TRW Automotive Participants under the TRW Incentive Compensation Plans in effect at or prior to the Distribution Date. Effective as of the Distribution Date, TRW Automotive shall adopt incentive compensation plans that provide incentive opportunities comparable to the TRW Incentive Compensation Plans.

Section 8.2   Stock Options and Stock Appreciation Rights.

(a) TRW shall take all action necessary or appropriate so that each TRW Option and TRW Stock Appreciation Right held by an Active TRW Employee that is outstanding as of the Distribution Date is adjusted so as to become a TRW Option to purchase, or TRW Stock Appreciation Right with respect to, the number of shares of TRW Common Stock determined by multiplying the number of shares of TRW Common Stock subject to such TRW Option or TRW Stock Appreciation Right immediately before the Distribution Date by the TRW Exchange Ratio, at a price per share (rounded to the nearest whole cent) equal to the exercise price per share of TRW Common Stock pursuant to such TRW Option or TRW Stock Appreciation Right divided by the TRW Exchange Ratio. Such TRW Option or TRW Stock Appreciation Right shall otherwise have the same terms and conditions as the corresponding TRW Option or TRW Stock Appreciation Right being adjusted.

(b) TRW Automotive shall take all action necessary or appropriate so that each TRW Option and TRW Stock Appreciation Right held by an Active TRW Automotive Employee that is outstanding as of the Distribution Date shall be and become a TRW Automotive Option to purchase, or TRW Automotive Stock Appreciation Right with respect to the number of shares of TRW Automotive Common Stock determined by multiplying the number of shares of TRW Common Stock subject to such TRW Option or TRW Stock Appreciation Right immediately before the Distribution Date by the TRW Automotive Exchange Ratio, at a price per share (rounded to the nearest whole cent) equal to the exercise price per share of TRW Common Stock pursuant to such TRW Option or TRW Stock Appreciation Right divided by the TRW Automotive Exchange Ratio. Such TRW Automotive Option or TRW Automotive Stock Appreciation Right shall otherwise have substantially the same terms and conditions as the corresponding TRW Option or TRW Stock Appreciation Right being replaced, except that (a) references to TRW shall be changed to refer to TRW Automotive, (b) references to the TRW Stock Option Plan shall be changed to refer to the TRW Automotive Stock Option Plan and, (c) for purposes of determining when any such TRW Automotive Option shall vest and expire or when any such TRW Automotive Stock Appreciation Right shall accumulate and terminate, service with TRW and its Subsidiaries before the Distribution Date shall be treated as service with TRW Automotive and its Subsidiaries at and after the Distribution Date. Effective as of the Distribution Date, TRW Automotive shall adopt a

25

stock option plan that is substantially similar in all material respects to the TRW Stock Option Plan.

(c) TRW and TRW Automotive shall take all action necessary so that each TRW Option and TRW Stock Appreciation Right held by a Terminated Stock Participant that is outstanding as of the Distribution Date shall be adjusted to become, respectively, a TRW Option and a TRW Automotive Option and a TRW Stock Appreciation Right and a TRW Automotive Stock Appreciation Right, each with respect to the same number of shares as the number of shares of TRW Common Stock subject to the TRW Option or TRW Stock Appreciation Right immediately before the Distribution Date and each at a price per share, (rounded to the nearest whole cent) equal to the exercise price per share of TRW Common Stock pursuant to such TRW Option or TRW Stock Appreciation Right divided by, as applicable, the TRW Exchange Ratio and the TRW Automotive Exchange Ratio. Such TRW Option or TRW Stock Appreciation Right shall otherwise have the same terms and conditions as the corresponding TRW Option or TRW Stock Appreciation Right being adjusted. Such TRW Automotive Option or TRW Automotive Stock Appreciation Right shall otherwise have substantially the same terms and conditions as the corresponding TRW Option or TRW Stock Appreciation Right being adjusted, except that (a) references to TRW shall be changed to refer to TRW Automotive and (b) references to the TRW Stock Option Plan shall be changed to refer to the TRW Automotive Stock Option Plan.

Section 8.3   Long-Term Restricted Stock and Restricted Stock Units.

(a) TRW shall take all action necessary or appropriate so that (i) each share of TRW Long-Term Restricted Stock held by an Active TRW Employee that has not vested as of the Distribution Date and (ii) each TRW Restricted Stock Unit held by an Active TRW Employee that has not vested as of the Distribution Date or that has vested, but the receipt of which has been deferred as of the Distribution Date, is adjusted so as to become the number of shares of TRW Long-Term Restricted Stock or TRW Restricted Stock Units determined by multiplying the number of shares of TRW Long-Term Restricted Stock or TRW Restricted Stock Units that have not vested or the receipt of which has been deferred immediately before the Distribution Date by the TRW Exchange Ratio. Such TRW Long-Term Restricted Stock or TRW Restricted Stock Unit shall otherwise have the same terms and conditions as the corresponding TRW Long-Term Restricted Stock or TRW Restricted Stock Unit being adjusted.

(b) TRW Automotive shall take all action necessary or appropriate so that each share of TRW Long-Term Restricted Stock held by an Active TRW Automotive Employee that has not vested as of the Distribution Date and (ii) each TRW Restricted Stock Unit held by an Active TRW Automotive Employee that has not vested as of the Distribution Date or that has vested, but the receipt of which has been deferred as of the Distribution Date, is adjusted so as to become the number of shares of TRW Automotive Restricted Stock or TRW Automotive Restricted Stock Units determined by multiplying the number of shares of TRW Long-Term Restricted Stock or TRW Restricted Stock Units that have not vested or the receipt of which has been deferred immediately before

26

the Distribution Date by the TRW Automotive Exchange Ratio. Such TRW Automotive Restricted Stock or TRW Automotive Restricted Stock Unit shall otherwise have substantially the same terms and conditions as the corresponding TRW Long-Term Restricted Stock or TRW Restricted Stock Unit being replaced, except that (a) references to TRW shall be changed to refer to TRW Automotive, (b) references to the 2000 TRW Long-Term Incentive Plan shall be changed to refer to the TRW Automotive 2002 Long-Term Incentive Plan and, (c) for purposes of determining when any such TRW Automotive Restricted Stock or TRW Automotive Restricted Stock Unit shall vest and terminate, service with TRW and its Subsidiaries before the Distribution Date shall be treated as service with TRW Automotive and its Subsidiaries at and after the Distribution Date.

Section 8.4   Severance Pay; Notice Obligations.

(a) TRW and TRW Automotive acknowledge and agree that the transactions contemplated by the Distribution Agreement shall not constitute a severance from employment of any Active TRW Employee or Active TRW Automotive Employee prior to or as a result of the transactions contemplated thereby, and that individuals who, in connection with the Distribution, become Active TRW Employees or Active TRW Automotive Employees shall not be deemed to have experienced a termination, layoff or severance of employment from TRW and its Subsidiaries, in each case for purposes of any policy, plan, program or agreement of TRW or any of its Subsidiaries that provides for the payment of severance, salary continuation or similar benefits.

(b) TRW and the TRW Subsidiaries shall assume or retain, as applicable, and be solely responsible for, and shall fully perform, pay and discharge, all liabilities of TRW or any of its Subsidiaries in connection with claims made by or on behalf of TRW Participants in respect of severance pay, salary continuation, notice obligations and similar obligations relating to the termination or alleged termination of any such person's employment, whether such termination or alleged termination occurred before, on or after the Distribution Date and whether any claim is made with respect thereto before, on or after the Distribution Date.

(c) TRW Automotive and the TRW Automotive Subsidiaries shall assume or retain, as applicable, and be solely responsible for, and shall fully perform, pay and discharge, all liabilities of TRW or any of its Subsidiaries in connection with claims made by or on behalf of TRW Automotive Participants in respect of severance pay, salary continuation, notice obligations and similar obligations relating to the termination or alleged termination of any such person's employment, whether such termination or alleged termination occurred before, on or after the Distribution Date and whether any claim is made with respect thereto before, on or after the Distribution Date.

Section 8.5   Employment, Consulting and Other Employee-Related Agreements.

(a) Effective as of the Distribution Date, TRW and the TRW Subsidiaries shall assume or retain, as applicable, and be solely responsible for, and fully perform, pay

27

and discharge, all Liabilities of TRW or any of its Subsidiaries relating to TRW Participants under their employment, consulting, separation, arbitration and other employee-related agreements with any member of the Pre-Distribution Group, as the same are in effect immediately prior to the Distribution Date.

(b) Effective as of the Distribution Date, TRW Automotive and the TRW Automotive Subsidiaries shall assume or retain, as applicable, and be solely responsible for, and fully perform, pay and discharge, all Liabilities of TRW or any of its Subsidiaries relating to TRW Automotive Participants under their employment, consulting, separation, arbitration and other employee-related agreements with any member of the Pre-Distribution Group, as the same are in effect immediately prior to the Distribution Date.

Section 8.6   Other Liabilities.

(a) From and after the Distribution Date, except as specifically set forth in this Agreement, TRW and the TRW Subsidiaries shall assume or retain, as applicable, and be solely responsible for, and shall fully perform, pay and discharge, all Liabilities of TRW or any of its Subsidiaries arising out of or relating to the employment of TRW Participants by any member of the Pre-Distribution Group, whether pursuant to benefit plans, collective bargaining agreements or otherwise and whether such Liabilities arose before, on or after the Distribution Date, including all litigation, administrative charges, workers' compensation claims, grievances, arbitrations, or alternative dispute claims.

(b) From and after the Distribution Date, except as specifically set forth in this Agreement, TRW Automotive and the TRW Automotive Subsidiaries shall assume or retain, as applicable, and be solely responsible for, and shall fully perform, pay and discharge, all Liabilities of TRW or any of its Subsidiaries arising out of or relating to the employment of TRW Automotive Participants and Divested TRW Automotive Business Employees by any member of the Pre-Distribution Group, whether pursuant to benefit plans, collective bargaining agreements or otherwise and whether such Liabilities arose before, on or after the Distribution Date, including all litigation, administrative charges, workers' compensation claims, grievances, arbitrations, or alternative dispute claims.

ARTICLE IX

MISCELLANEOUS

Section 9.1   Future Benefit Changes. Except as provided in Section 2.2(b), nothing contained herein shall be construed to prohibit TRW or any TRW Subsidiary or TRW Automotive or any TRW Automotive Subsidiary from amending, terminating or otherwise modifying the terms of employee benefit plans or programs applicable to TRW Participants or TRW Automotive Participants, respectively, except as may otherwise be provided by applicable law.

Section 9.2   Indemnification. All Liabilities retained or assumed by TRW or any TRW Subsidiary pursuant to this Agreement shall be deemed to be TRW Liabilities and all Liabilities retained or assumed by TRW Automotive or any TRW Automotive Subsidiary pursuant to this Agreement shall be deemed to be TRW Automotive Liabilities and, in each case, shall be subject to the indemnification provisions set forth in Article IV of the Distribution Agreement.

Section 9.3   Sharing of Information. TRW and TRW Automotive shall, and shall cause each of their respective Subsidiaries to, provide to the other all such Information in its possession as the other may reasonably request to enable the requesting party to administer its employee benefit plans and programs, and to determine the scope of, and fulfill, its obligations under this Agreement. Such Information shall, to the extent reasonably practicable, be provided in the format and at the times and places requested, but in no event shall the party providing such Information be obligated to incur any out-of-pocket expense not reimbursed by the party making such request, nor to make such Information available outside its normal business hours and premises. Any Information shared or exchanged pursuant to this Agreement shall be subject to the same confidentiality requirements set forth in the Distribution Agreement.

Section 9.4   Access to Employees. After the Distribution Date, the TRW Group shall make available to the TRW Automotive Group, those of its employees whom the TRW Automotive Group may reasonably need in order to defend or prosecute any legal or administrative action to which any member of the TRW Automotive Group is a party and which relates to the conduct of the TRW Automotive Business prior to the Distribution Date. After the Distribution Date, the TRW Automotive Group shall make available to the TRW Group, those of its employees whom the TRW Group may reasonably need in order to defend or prosecute any legal or administrative action to which any member of the TRW Group is a party and which relates to the conduct of the TRW Business prior to the Distribution Date. The party to whom an employee is made available shall pay or reimburse the other party for all reasonable expenses which may be incurred by such employee in connection therewith, including, without limitation, all travel, lodging, and meal expenses, and shall compensate the other party for the number of whole business days spent by each such employee in providing such services at the rate of one hundred thirty percent (130%) of the average daily gross pay per business day (excluding the value of employee benefits) of such employee during the calendar month in which such services are performed.

Section 9.5   Entire Agreement. This Agreement, the Distribution Agreement and the other Ancillary Agreements, including any annexes, schedules and exhibits hereto or thereto, and other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and shall supersede all prior negotiations, agreements and understandings of the parties of any nature, whether oral or written, with respect to such subject matter. Notwithstanding any other provisions in this Agreement to the contrary, in the event and to the extent that there is a conflict between the provisions of this

29

agreement and the provisions of the Distribution Agreement, the provisions of this Agreement shall control.

Section 9.6   Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given (i) by personal delivery to the appropriate address as set forth below (or at such other address for the party as shall have been previously specified in writing to the other party), (ii) by reliable overnight courier service (with confirmation) to the appropriate address as set forth below (or at such other address for the party as shall have been previously specified in writing to the other party), or (iii) by facsimile transmission (with confirmation) to the appropriate facsimile number set forth below (or at such other facsimile number for the party as shall have been previously specified in writing to the other party) with follow-up copy by reliable overnight courier service the next Business Day:

(a)   if to TRW Automotive, to:

[   ]
Attention: [   ]
Telecopy: [   ]

with copies (which shall not constitute notice) to:

[   ]
Attention: [   ]
Telecopy: [   ]

and

(b)   if to TRW, to:

[   ]
Attention: Secretary
Telecopy: [   ]

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. (New York City time) and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 9.7   Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by an authorized officer of each party. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by an authorized officer of the party granting such waiver, but such waiver or

30

failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.8   Headings. The table of contents and the article, section, paragraph and other headings contained in this Agreement are inserted for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.9   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

Section 9.10   Governing Law. **THIS AGREEMENT, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OHIO, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OR CHOICE OF LAWS OR ANY OTHER LAW THAT WOULD MAKE THE LAWS OF ANY OTHER JURISDICTION OTHER THAN THE STATE OF OHIO APPLICABLE HERETO.**

Section 9.11   Resolution of Disputes. All disputes arising out of or relating to this Agreement or the breach, termination or validity thereof or the parties' performance hereunder ("Dispute") shall be resolved as provided in the resolution of disputes provisions in the Distribution Agreement.

Section 9.12   Waiver of Jury Trial. **EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.**

Section 9.13   Assignment. This Agreement may not be assigned by either party without the written consent of the other party. No such assignment shall relieve either party of any of its rights and obligations hereunder.

Section 9.14   Binding Nature; Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns. Except for the provisions of Section 9.2 of this Agreement which are intended for the benefit of, and to be enforceable by, any of the Indemnified Parties in their respective capacities as such, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or Persons any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 9.15   Severability. This Agreement shall be deemed severable; the invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of this Agreement or of any other term hereof, which shall remain in full force and effect, for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially

31

adverse to any party. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that such restriction may be enforced to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

Section 9.16   No Right of Setoff. Neither party hereto nor any Affiliate thereof may deduct from, set off, holdback or otherwise reduce in any manner whatsoever against any amounts such Persons may owe to the other party hereto or any of its Affiliates any amounts owed by such other party or its Affiliates to the first party or its Affiliates.

Section 9.17   Construction.

(a) For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires, (ii) the words "hereof," "herein," and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the Schedules hereto and the Exhibits hereto) and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, and exhibits and schedules of this Agreement unless otherwise specified, (iii) the words "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless otherwise specified, (iv) the word "or" shall not be exclusive, (v) TRW Automotive and TRW shall be referred to herein individually as a "party" and collectively as "parties" (except where the context otherwise requires) and (vi) the phrases "used primarily in" or "relate primarily to" are to be determined in relation to the business of TRW and its Affiliates collectively.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(c) Any reference to any federal, state, local or non-U.S. statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

TRW INC.

By: _____

    Name:
    Title:

TRW AUTOMOTIVE INC.

By: _____

    Name:
    Title:

33